111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

September 15, 2014

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Defensive 50 Equities Trust, Series 1

(the “Fund”)
(CIK: 1619070)

Ladies/Gentlemen:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

The Fund is a unit investment trust which will invest in a portfolio of publicly traded stock of U.S.-listed companies selected by the Sponsor. We are requesting review of the Registration Statement because the staff of the U.S. Securities and Exchange Commission (the “Commission”) has requested that the first series of any new Hennion & Walsh unit investment trust be submitted for review. The Registration Statement has been prepared in substantial conformity with materials submitted on behalf of prior trusts sponsored by the Sponsor, including Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1 (File No. 333-195945), which was declared effective by the Commission on June 25, 2014. Similar to the current Fund, that prior trust invested in a portfolio consisting of common stocks.  The only substantive differences between the current Fund and that prior trust are differences in investment objective and portfolio selection. Accordingly, we request limited review of only the disclosures related to the Fund’s objective and portfolio selection since this is the first series of this trust.

We have been advised that the Sponsor would like to activate the Fund and have the Registration Statement declared effective on October 14, 2014, or as soon as possible thereafter.

Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the Securities Exchange Act of 1934.

No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under File No. 811-21429 for Smart Trust, Tax Free Bond Trust, et al. are intended to apply to this series of the Fund.

If you have any questions, please do not hesitate to contact the undersigned at (312) 845-3834.

Very truly yours,

Chapman and Cutler LLP

By /s/ SCOTT R. ANDERSON
Scott R. Anderson

SRA/lew